Exhibit 23.4

Lentuo International Inc.

Lentuo Compound, Beihuayuan Village West
Gaobeidian Township

Chaoyang District, Beijing 100024

People’s Republic of China

September 30, 2014

Dear Sirs,

We hereby consent to the use of our name under the captions “Enforceability of Civil Liabilities” and “Legal Matters” in the prospectus included in the registration statement on Form F-3, originally filed by Lentuo International Inc. on September 30, 2014 including all amendments and supplements thereto, with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the related registration statement filed pursuant to Rule 462(b) of the Securities Act. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act, or the regulations promulgated thereunder.

Very truly yours,

/s/ DaHui Lawyers